VIA EDGAR
September 4, 2018

Ms. Stephanie L. Sullivan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Santander Consumer USA Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the Fiscal Quarter Ended June 30, 2017
Filed August 2, 2017
Response Dated October 27, 2017
File No. 001-36270

Dear Ms. Sullivan:

This letter supplements previously provided responses from Santander Consumer USA Holdings Inc. (the "Company", "SC" or "Management") to the comments and questions of the staff of the United States Securities and Exchange Commission (the "Commission"), Division of Corporation Finance (the "Staff"), regarding SC’s Form 10-K for the fiscal year ended December 31, 2016 (the "Form 10-K") and its Form 10-Q for the quarter ended June 30, 2017 (the "Form 10-Q"). More specifically, this correspondence addresses two accounting matters that SC management discussed with the Staff during conference calls on July 9, 2018 and July 12, 2018, relating to:

1.
Required minimum payments: For Core (i.e. subprime auto) loans originated after January 1, 2017, SC determines past due status using a 90% required minimum payment threshold, while continuing to use a 50% minimum payment threshold to report past due status on Core loans originated prior to 1/1/2017.

2.
TDR nonaccrual: Effective January 1, 2017, SC classifies loans 60+ days past due at TDR event, and loans less than 60 days past due at TDR event that subsequently have a third deferral, as non-accrual loans based on its TDR vintage. SC then applies cash payments on a cost recovery basis from that time forward, and does not return the TDR loan to accrual status unless there is sustained evidence of collectability.

Ms. Stephanie L. Sullivan
October 30, 2018

1.	Required minimum payment

For Core loans originated after January 1, 2017, SC determines past due status using a 90% required minimum payment threshold, while continuing to use a 50% threshold to report past due status on Core loans originated prior to that date. Transparent disclosure of this past due measurement practice is provided to investors in our SEC filings and securitization documents.

A. SEC comments

We understand the Staff believes that the Company’s change in reporting the past due status of loans based on a 90% versus a 50% payment threshold is a change in accounting principle, and the 90% minimum payment practice should be applied consistently to all loans.

We further understand the Staff believes that the terms of the written loan contract should determine the past due status of a loan notwithstanding alternative terms agreed with a borrower during the loan servicing.

The Staff has requested management to identify any new or additional points in support of SC’s position for the Staff’s consideration.

B. SC response

We acknowledge and respect the Staff’s views on our practice of determining past due status on loans with partial payments.

For operational purposes, we prefer to maintain consistency between our loan servicing practice and the related reporting of the past due status of the loan. Furthermore, the Company believes that the users of our financial statements understand our past due disclosure practices as disclosed in our financial statements and other reporting. In consideration of the Staff’s views, we have measured the materiality of the changes that would have been made to our financial statements had we prepared them considering all loans as current if we receive substantially all of the contractual payment (i.e. 90% or more of the scheduled payment) as compared to our historically reported past due status (i.e. 50% on Core loans), and determined that the difference is immaterial (Exhibit A).

The analysis measured the impact to the Company’s historical disclosures, including the reporting of the past due status of all loans and impacts to the financial statements. The results of our assessment demonstrate that the incremental impact to the past due and other delinquency statistics, financial position, and results of operations is immaterial to all historical periods of presentation. In addition, while we will monitor the difference going forward, the impact will continue to decrease in future periods as Core loans originated prior to January 1, 2017 mature or are liquidated. The average duration of a loan is approximately 2.5 years.

Accordingly, we respectfully request that the Staff provide no objection to the Company’s current disclosure practices for reporting the past due status of finance receivables held for investment.

Ms. Stephanie L. Sullivan
October 30, 2018

2.TDR non-accrual

On January 1, 2017, SC began classifying loans 60+ days past due at TDR event, and loans less than 60 days past due at TDR event that subsequently have a third deferral, as non-accrual loans. These TDR loans are placed on a cost recovery basis from that time forward, and are not returned to accrual status unless there is sustained evidence of collectability.

A. SEC Comments

The Staff has communicated that this change in the classification of these TDR loans is a change in accounting policy, and therefore should be applied retrospectively to all TDR’s, including those that occurred prior to January 1, 2017.

The Company understands that it is the Staff’s view that before January 1, 2017 SC’s accounting policy was to classify loans on and off accrual based on the loan being 60 days past due; and after that date SC introduced additional rules that changed the established policy.

The Staff requested management to identify any new or additional points in support of SC’s position prior to the Staff finalizing their position.

B. SC response:

The Company’s historical and current non-accrual policy is to place loans on non-accrual at 60 days past due since the Company believes those loans have not met the threshold as being reasonably assured of collection1. Furthermore, the Company assesses whether any other accruing loans would not meet a reasonable collectability threshold2, in order to determine whether they should be put on non-accrual status before they become 60 days delinquent. Specifically, given the Company’s portfolio mix and customer profile, SC monitors performance and trends of the TDR loan populations. The move of a loan from accrual to nonaccrual as a result of a change in credit risks that occurred in that period (such as a decrease in the probability that interest income will be collectible) is a change in estimate. Similarly the application of cash proceeds from cash basis to cost recovery is also a change in estimate. The change in measurement is due to a change in assessment resulting from new facts, which is consistent with the definition of a change in estimate under ASC 2503.

1 The FASB codification does not prescribe a definition of "non-accrual status". While references are made in limited sections of ASC 310, the notion of certain aspects or triggers to designate a loan as non-accrual is derived more from general practices and bank regulator expectations. There is diversity in practices in this regard since it involves judgment about the credit quality of a borrower, and thus these judgments about credit quality can change accordingly.

2 Management applies a 75% probability factor, as adjusted by specific qualitative factors, to arrive at a probability assessment for reasonably assured of collection.

3 ASC 250-10-20 - Change in accounting estimate -A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change

Ms. Stephanie L. Sullivan
October 30, 2018

SC typically assesses credit performance and collection efforts based on a TDR portfolio vintage4. TDR assessments and decisions are made in consideration of both economic as well as individual loan characteristics. The TDR vintage is an acceptable pooling by which to monitor performance in that it represents a period where a common group of customers have interacted directly with SC, been assessed as to their credit quality and the residual value of the collateral, and been offered and accepted a particular type of concession. The modification is a new judgment subsequent to origination based on new information available at that time. Therefore SC’s TDR vintage approach for analysis (as opposed to origination vintage) allows the company to better assess the loan accrual status.

Our analysis of TDR vintages and the overall performance in terms of re-default probability based on the type of TDR from 2014 to 2016 (Exhibit B, Table 1) indicated that loans experiencing a TDR event prior to 2017 as a whole met appropriate collectability thresholds and therefore were only placed on non-accrual once they were 60 days delinquent.

However, during Q3 and Q4 of 2016, SC began to notice a decline in overall performance of certain TDR vintages driven by re-default rates (Exhibit B, Table 2) and further delinquencies. Further, we observed that our customer credit profile had declined based on customer credit scores (Exhibit B, Table 3). Importantly, we also observed a decline in performance rates for certain TDR vintages relative to the borrower receiving a third deferral (Exhibit B, Table 4).

SC believes the loans that became TDRs prior to January 1, 2017 meet our quantitative thresholds, are reasonably assured of collection, and should continue on an accrual basis (absent subsequently becoming 60 days past due).

SC will continue to monitor all TDR vintages and should other vintages show similar trends or facts and circumstances relative to performance expectations, management would consistently apply a similar third deferral proxy for the nonaccrual and cost recovery estimate.

Accordingly, we believe the manner by which SC measured the emerging accrual risk is a reasonable proxy and representative of the material accrual risk resident across the TDR portfolio at December 31, 2017 and 2016 (i.e., the basis for our measurement has been applied consistently.) The basis for this estimate will continue to be refined should the facts and circumstances specific to loan performance change.

in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.

4 TDR portfolio vintage is a pool of loans that become TDRs within a calendar month.

Ms. Stephanie L. Sullivan
October 30, 2018

While classifying certain TDR loans as non-accrual prior to the borrower being 60 days past due results in less interest income being accrued for those TDRs, the impact to net income is neutral since the interest income is completely offset5 in the allowance for credit loss. TDRs are already viewed as impaired loans and the allowance is based on expected cash flows; while interest income, the allowance coverage ratio and the related disclosure of the notional amount of nonaccrual TDR loans are important and require accurate measurement, the impact of our decision to put a specific group of loans on nonaccrual prior to the borrower reaching 60 days past due does not have a material impact to the users of our financial statements.

*     * *

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of SC’s disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (214) 540-2072 or by email at gmartindell@santanderconsumerusa.com.

Sincerely,

/s/ Grace Martindell
Name: Grace Martindell
Chief Accounting Officer
Santander Consumer USA Holdings Inc.

cc:    Juan Carlos Alvarez de Soto
Chief Financial Officer
Santander Consumer USA Holdings Inc.

Scott Powell
Chief Executive Officer
Santander Consumer USA Holdings Inc.

Exhibit A

Exhibit B

5 Impairment on TDR loans is measured as the difference between the present value of expected future cash flows and recorded investment. Since the (a) cost recovery method (that requires applying interest received towards recorded investment); and (b) lower accrued interest, reduces recorded investment, it results in a corresponding lower allowance for credit loss.